# Tokyo Aoyama Aoki Law Office

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## Baker & McKenzie

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03037481

SEC MAIL RECEIVED PROCESSING NOV 17 2003 WASH, D.C. 155 SECTION

FILE NO. 82-3311

November 6, 2003

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**SHISEIDO COMPANY, LIMITED**

Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Consolidated Settlement of Accounts for the First Half of Fiscal 2004 (dated November 5, 2003)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

11/18

FILE NO. 82-3311

*The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.*



# Consolidated Settlement of Accounts for the First Half of Fiscal 2004

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Interim Accounts: November 5, 2003

## 1. Performance in Interim Fiscal 2004 (April 1–September 30, 2003)

* Amounts under one million yen have been rounded down.

### (1) Results

(Millions of yen, except for per share figures)

| | Net Sales | Income from Operations | Ordinary Income |
|---|---|---|---|
| First Half of Fiscal 2004 | 309,331 (–0.3%) | 19,138 (–22.6%) | 17,891 (–23.2%) |
| First Half of Fiscal 2003 | 310,273 (+6.1%) | 24,717 (+207.0%) | 23,300 (+135.3%) |
| Fiscal 2003 | 621,250 | 48,993 | 46,432 |

| | Net Income | Net Income per Share (Yen) | Fully Diluted Net Income per Share (Yen) |
|---|---|---|---|
| First Half of Fiscal 2004 | 6,559 (–33.6%) | 15.72 | — |
| First Half of Fiscal 2003 | 9,873 (—) | 23.32 | 23.31 |
| Fiscal 2003 | 24,495 | 57.99 | 57.97 |

Notes: 1. Gain from investment in subsidiaries and affiliated accounted for by the equity method in interim fiscal 2004:
Fiscal 2004—interim: –¥544 million
Fiscal 2003—interim: –¥305 million
Fiscal 2003—full year: –¥921 million
2. Average number of shares outstanding (consolidated)
Fiscal 2004—interim: 415,126,506
Fiscal 2003—interim: 420,642,402
Fiscal 2003—full year: 419,579,736
3. Changes in accounting methods: Not applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

## (2) Financial Position

(Millions of yen, except for per share figures)

| | Total Assets | Shareholders' Equity | Equity Ratio (%) | Shareholders' Equity per Share (Yen) |
|---|---|---|---|---|
| First Half of Fiscal 2004 | 668,000 | 359,155 | 53.8 | 866.76 |
| First Half of Fiscal 2003 | 646,720 | 341,955 | 52.9 | 816.20 |
| Fiscal 2003 | 663,403 | 353,466 | 53.3 | 844.74 |

Note: Number of shares outstanding at term-end (consolidated)
Fiscal 2004—interim: 414,364,037
Fiscal 2003—interim: 418,961,247
Fiscal 2003—full year: 418,310,092

## (3) Consolidated Cash Flows

(Millions of yen)

| | Cash Flows from Operating Activities | Cash Flows from Investing Activities | Cash Flows from Financing Activities | Cash and Cash Equivalents at Term-End |
|---|---|---|---|---|
| First Half of Fiscal 2004 | 14,480 | −28,276 | −8,274 | 81,023 |
| First Half of Fiscal 2003 | 30,901 | −19,097 | −6,150 | 95,523 |
| Fiscal 2003 | 66,847 | −44,048 | −12,211 | 101,103 |

## (4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 95

Number of nonconsolidated subsidiaries to which equity method applies:—

Number of affiliates to which equity method applies: 6

## (5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 2

Excluded consolidated companies: 3

Newly included under equity method: —

Excluded under equity method: —

## 2. Projections for Fiscal 2004 (April 1, 2003–March 31, 2004)

(Millions of yen)

| | Net Sales | Ordinary Income | Net Income |
|---|---|---|---|
| Fiscal 2004 | 632,000 | 41,000 | 23,000 |

Reference: Projected consolidated net income per share is ¥55.43.

Please refer to pages 18 to 21 for information on preconditions underlying the above estimates and other related information.

## 1. The Shiseido Group

The Shiseido Group consists of the parent company, 98 subsidiaries, and six affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include, research and development and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

| Business Category | Main Activities | Principal Companies | |
|---|---|---|---|
| Cosmetics | Manufacture and sale of cosmetics and cosmetics application items | Domestic | Shiseido Company, Ltd.<br>Shiseido Sales Co., Ltd.<br>Shiseido FITIT Co., Ltd.<br>Shiseido Asia Pacific Co., Ltd.<br>Plus: 17 consolidated subsidiaries<br>2 affiliated companies (equity method applicable)<br>(TOTAL: 23 companies) |
| | | Overseas | Shiseido International Corporation<br>Shiseido Europe S.A.<br>Shiseido Cosmetics (America) Ltd.<br>Shiseido America Inc.<br>Shiseido Deutschland GmbH<br>Beauté Prestige International S.A.<br>Shiseido International France S.A.S.<br>Shiseido Dah Chong Hong Cosmetics Ltd.<br>Taiwan Shiseido Co., Ltd.<br>Shiseido Liyuan Cosmetics Co., Ltd.<br>Plus: 37 consolidated subsidiaries<br>3 affiliated companies (equity method applicable)<br>(TOTAL: 50 companies) |
| Toiletries | Manufacture and sale of toiletries | Domestic | FT Shiseido Co., Ltd.<br>Mieux Products Co., Ltd.<br>2 other consolidated subsidiaries<br>(TOTAL: 4 companies) |
| | | Overseas | Taiwan FTS Co., Ltd.<br>(TOTAL: 1 company) |
| Others | Manufacture and sale of beauty salon products, food, and pharmaceuticals<br>Sale of clothing and accessories<br>Restaurant business<br>Real estate management and sale | Domestic | Shiseido Company, Ltd.<br>The Ginza Co., Ltd.<br>Shiseido Parlour Co., Ltd.<br>Shiseido Beauty Salon Co., Ltd.<br>Shiseido Real Estate Development Co., Ltd.<br>14 other consolidated subsidiaries<br>(TOTAL: 19 companies) |
| | | Overseas | Zotos International, Inc.<br>4 other consolidated subsidiaries<br>1 affiliated companies (equity method applicable)<br>(TOTAL: 6 companies) |
| Nonconsolidated subsidiaries | | Overseas | 3 nonconsolidated subsidiaries<br>(TOTAL: 3 companies) |

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.



Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
7 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+6 consolidated subsidiaries
Sales company
1 consolidated subsidiary
Shiseido Asia Pacific Co., Ltd.
Holding companies
4 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+2 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
35 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+31 consolidated subsidiaries
3 affiliates (equity method applicable)
Sales companies
5 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+4 consolidated subsidiaries
Shiseido Company, Ltd. (manufacturing and sales company)
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
+4 consolidated subsidiaries
Manufacturing companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Toiletries
Manufacturing and Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Sales company
1 consolidated subsidiary
Others
Sales companies
8 consolidated subsidiaries
The Ginza Co., Ltd.
+7 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Shiseido Company, Ltd.
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales companies
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
9 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+6 consolidated subsidiaries
Companies in services, others
1 consolidated subsidiary
1 affiliate (equity method applicable)
3 overseas nonconsolidated subsidiaries


Note: ——▶ finished products - - -▶ Semifinished products
Companies partially engaged in above activities are included.

# Subsidiaries and Affiliated Companies

| Name | Address | Capitalization (¥1,000) | Business Category | Voting Rights Held by Company | Relationship with Company | Remarks |
|---|---|---|---|---|---|---|
| **Consolidated Subsidiaries** | | | | | | |
| Shiseido Sales Co., Ltd. | Minato-ku, Tokyo | 1,590,264 | Cosmetics | 100.0% | Buyer of cosmetics, etc.<br>Rents Company's buildings and land<br>Rents buildings and land to Company<br>Loan of funds from Company<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | *1<br>*2 |
| Shiseido FITIT Co., Ltd. | Chuo-ku, Tokyo | 10,000 | Cosmetics | 100.0 | Buyer of cosmetics<br>Rents Company's buildings<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | *1 |
| Shiseido Asia Pacific Co., Ltd. | Chuo-ku, Tokyo | 1,131,500 | Cosmetics | 100.0 | Buyer of cosmetics, etc.<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | |
| FT Shiseido Co., Ltd. | Chuo-ku, Tokyo | 11,230,000 | Toiletries | 100.0 | Buyer of salon products<br>Rents Company's buildings<br>Loan of funds from Company<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | *1 |
| Mieux Products Co., Ltd. | Ohzu-shi, Ehime | 80,000 | Toiletries | 65.0<br>(65.0) | No sales transactions with Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Beauty Salon Co., Ltd. | Shibuya-ku, Tokyo | 295,000 | Others | 100.0 | No sales transactions with Company<br>Rents Company's buildings<br>Loan of funds from Company<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | |
| Shiseido Parlour Co., Ltd. | Chuo-ku, Tokyo | 2,714,500 | Others | 99.3 | Supplier of foods<br>Rents buildings to Company<br>Loan of funds from Company<br>Concurrent directors: Yes; Transferred/concurrent employees: Yes | |
| The Ginza Co., Ltd. | Chuo-ku, Tokyo | 490,000 | Others | 96.9 | Buyer of cosmetics, clothes, and accessories, etc.<br>Rents Company's buildings and equipment<br>Loan of funds from Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Real Estate Development Co., Ltd. | Chuo-ku, Tokyo | 495,000 | Others | 100.0 | Real estate management<br>Rents Company's land and equipment<br>Rents land to Company<br>Loan of funds from Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido International Corporation | Delaware, U.S.A. | (US$1,000)<br>288,080 | Cosmetics | 100.0 | Buyer of cosmetics, etc.<br>External debt and bonds guaranteed by Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | *1 |
| Shiseido America Inc. | New Jersey, U.S.A. | (US$1,000)<br>28,000 | Cosmetics | 100.0<br>(100.0) | Supplier of cosmetics, etc.<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Cosmetics (America) Ltd. | New York, U.S.A. | (US$1,000)<br>15,000 | Cosmetics | 100.0<br>(100.0) | Buyer of cosmetics, etc.<br>Rent payment guaranteed by Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Europe S.A. | Paris, France | (EUR1,000)<br>225,635 | Cosmetics | 100.0 | Buyer of cosmetics, etc.<br>Bonds guaranteed by Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | *1 |

| Name | Address | Capitalization (¥1,000) | Business Category | Voting Rights Held by Company | Relationship with Company | Remarks |
| --- | --- | --- | --- | --- | --- | --- |
| Shiseido International France S.A.S. | Paris, France | (EUR1,000) 36,295 | Cosmetics | 100.0 (100.0) | Supplier of cosmetics, etc.<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Beauté Prestige International S.A. | Paris, France | (EUR1,000) 17,760 | Cosmetics | 100.0 (100.0) | No sales transactions with Company<br>Rent payment guaranteed by Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Deutschland GmbH | Dusseldorf, Germany | (EUR1,000) 5,200 | Cosmetics | 100.0 (100.0) | No sales transactions with Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Taiwan Shiseido Co., Ltd. | Taipei, Taiwan | (NT$1,000) 1,154,588 | Cosmetics | 51.0 | Buyer of raw materials, etc.<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Liyuan Cosmetics Co., Ltd. | Beijing, China | (CNY1,000) 94,300 | Cosmetics | 61.0 (15.9) | Buyer of raw materials, etc.<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Shiseido Dah Chong Hong Cosmetics Ltd. | Hong Kong, China | (HK$1,000) 123,000 | Cosmetics | 50.0 | No sales transactions with Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Taiwan FTS Co.Ltd. | Taipei, Taiwan | (NT$1,000) 150,000 | Toiletries | 80.0 (80.0) | No sales transactions with Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| Zotos International, Inc. | New York, U.S.A. | (US$1,000) 25,000 | Others | 100.0 (100.0) | Supplier of cosmetics, etc.<br>External debt guaranteed by Company<br>Concurrent directors: None; Transferred/concurrent employees: Yes | |
| 74 others | — | | — | — | — | |
| **Equity Method Applied Companies** | | | | | | |
| 6 companies | — | | — | — | — | |

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.
2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. *1 refers to "designated subsidiary"
4. None of the above prepare annual financial reports.
5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.

## 2. Management Policies

### (1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

### (2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term.

### (3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders, and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

### (4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to continue operating based on the "spirit of contribution," it is crucial that we generate stable earnings, which constitute an important managerial resource. To this end, we are targeting "sustained earnings increases" as a key performance indicator. To ensure progress in this regard, we will instill a profit-oriented mindset throughout the Company's management. Our objective is to achieve an operating income ratio (ratio of income from operations to net sales) of at least 10% over the medium term.

At the same time, we will pursue steady increases in return on equity (ROE) as a means of enhancing capital efficiency. In the fiscal year ended March 2003, we achieved consolidated ROE of 7%. In the future, we intend to raise this figure to 10% and above.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms focusing on the sales counter; (b) Reinforce profitability of the entire Shiseido Group; and (c) Implement growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

## (5) Issues to Be Addressed

Amid an operating environment characterized by a deflationary economy and structural changes in the Japanese cosmetics market, our first priority is to establish a position of predominance in our domestic cosmetics business. While pursuing this important goal, we will transform the Company into a more profit-oriented entity by raising operating profit margin ratio and ROE to levels necessary to prevail amid intense global competition. To this end, we have three specific strategies.

First, by stepping up reforms focusing on the sales counter, we will rejuvenate our marketing and optimize our entire supply chain to better serve the market. Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by revamping our cost structure. The third strategy entails implementing growth strategies designed for dramatic progress in the 21st century.

In the domestic cosmetics market, our specific strategy is to rejuvenate the activities of our specialty store customers while enhancing our responsiveness to structured retailers. In the course of setting up sales-counter-focus frameworks over the past two years, we have revised transaction systems, setting up an advanced information infrastructure, and otherwise built sales support systems aimed at expanding sales and helping specialty store customers. Now that the systems are in place, we will further reinforce consultation-based sales to individual stores.

For the structured retailer channel, the Structured Retail Stores Division (set up in April 2003) will spearhead efforts to strengthen our head office sales capabilities while targeting higher market share through optimized product mixes and reinforced advertising and promotional activities. Our brand strategy, which is tailored to our strategy for each channel, entails providing the optimal product mix for the channel and concentrating on key selected brands.

On another front, we will accelerate the globalization of our business and reinforce development of the Chinese market. In our overseas business, we will focus on expanding our presence in countries where we are already strong, while prioritizing improved profitability in countries where we are weak. In China, where we are placing heavy emphasis, we will continue focusing on department stores while also cultivating new sales channels with specialty stores.

Seeking to manifest our comprehensive Groupwide strengths, our domestic corporate brand strategy is to share the valuable assets intrinsic to the ***SHISEIDO*** brand with all domestic Group member companies. We believe that these initiatives will enable us to manifest the Shiseido Group's comprehensive strengths and also reinforce profitability, including in our toiletries and other businesses. Reflecting this strategy, in October 2003 we placed our six main domestic factories under the administration of a single corporate entity, and we will seek to reap the benefits of such integration in the future.

## (6) Corporate Governance: Basic Stance and Progress

We are heavily committed to our various stakeholders, including customers, business partners, shareholders, employees, and society in general. At the same time, we recognize that maximizing shareholder value is key to our governance policy targeting sustained earnings growth. For this reason, we are working to reinforce our corporate governance.

With only seven members, Shiseido's Board of Directors is able to make decisions swiftly. The Board meets every month to discuss all of the important issues facing the Company. We have also introduced a corporate officer system in order to clarify and separate the functions of Board members (decision-making and supervision) from the functions of corporate officers (business execution). In 2002, we established the Corporate Executive Officer Committee to facilitate transfer of authority to corporate officers and further clarify responsibilities. Chaired by Shiseido's president (who also serves as chief executive officer and chief operating officer), the Corporate Executive Officer Committee meets to confirm that the corporate officers are performing their regular duties according to basic policies decided by the Board of Directors. The term of each director or officer is one year.

Shiseido has a corporate auditor system. The Board of Auditors consists of two permanent auditors, as well as two external auditors with no vested interest in the Company. We have also set up the Advisory Board, with six prominent persons from outside the Company, to provide advice to the Board of Directors, and the Remuneration Committee, whose members include an external consulting institution. Both entities were established to improve transparency and objectivity of management and meet three times a year, in principle.

In addition, we have created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned executive system. The Company's vice president was appointed to the CPG position; he also chairs all of the Group Policy Committee meetings, which review Group-wide policies and strategies.

Shiseido uses ChuoAoyama Audit Corporation as its certified public accountant.

The Company's corporate governance system is shown in the diagram below.



Annual Meeting of Shareholders
Resolutions Based on laws
Appointment, retirement
Appointment, retirement
Board of Directors, Shiseido Company, Limited
Board of Auditors
Audit
Policy proposal
Resolution, approval
Report
Supervision
Advisory Board
Remuneration Committee
Corporate Executive Officer Committee
Policy Meeting of Corporate Officers
Proposal of important items Based on laws
Resolution, approval
Proposal
Resolution, approval
Group Policy Committees (18 committees)
Decision-Making Meeting of each Corporate Officer

# 3. Performance and Financial Position

## 3.1 Fiscal 2004 Interim Overview

### (1) Performance

In the interim period under review—the six-month period ended September 30, 2003—consolidated net sales remained mostly unchanged from the previous corresponding period, edging down 0.3%. Domestic sales slipped 1.0% due to weak personal consumption and the effects of a cool summer, as well as our inability to launch new, high-impact products on the market in the first quarter. Overseas sales were affected by the war in Iraq and the SARS outbreak, growing only 1.4% on a local-currency basis, and 1.9% in yen terms.

Income from operations fell 22.6% due to sluggish revenues, increased pension costs, and higher expenses associated with our head office reorganization.

Reflecting the decline in income from operations, the Company posted a 23.2% fall in ordinary income and a 33.6% drop in interim net income.

**Consolidated Performance**

(Millions of yen)

| | First Half of Fiscal 2004 | Percent of Net Sales | First Half of Fiscal 2003 | Percent of Net Sales | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Cosmetics | 241,612 | 78.1% | 240,423 | 77.5% | +1,189 | +0.5% |
| Toiletries | 34,282 | 11.1% | 35,278 | 11.4% | –996 | –2.8% |
| Others | 33,435 | 10.8% | 34,571 | 11.1% | –1,135 | –3.3% |
| Net Sales | 309,331 | 100.0% | 310,273 | 100.0% | –941 | –0.3% |
| Domestic Sales | 232,708 | 75.2% | 235,063 | 75.8% | –2,355 | –1.0% |
| Overseas Sales | 76,623 | 24.8% | 75,209 | 24.2% | +1,413 | +1.9% |
| Income from Operations | 19,138 | 6.2% | 24,717 | 8.0% | –5,579 | –22.6% |
| Ordinary Income | 17,891 | 5.8% | 23,300 | 7.5% | –5,408 | –23.2% |
| Net Income | 6,559 | 2.1% | 9,873 | 3.2% | –3,314 | –33.6% |
| Consolidated Income/ Nonconsolidated Income | 1.04 times | | 1.32 times | | | |

**Nonconsolidated Performance**

(Millions of yen)

| | First Half of Fiscal 2004 | Percent of Net Sales | First Half of Fiscal 2003 | Percent of Net Sales | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Cosmetics | 97,385 | 93.2% | 97,905 | 93.6% | –519 | –0.5% |
| Others | 7,052 | 6.8% | 6,658 | 6.4% | +392 | +5.9% |
| Net Sales | 104,437 | 100.0% | 104,564 | 100.0% | –127 | –0.1% |

| | | | | | | |
|---|---|---|---|---|---|---|
| Income from Operations | 7,153 | 6.8% | 11,582 | 11.1% | –4,428 | –38.2% |
| Ordinary Income | 10,139 | 9.7% | 13,732 | 13.1% | –3,592 | –26.2% |
| Net Income | 6,334 | 6.1% | 7,462 | 7.1% | –1,127 | –15.1% |

## (2) Financial Position

Net cash provided by operating activities amounted to ¥14.5 billion, which was insufficient to compensate for the ¥28.3 billion in net cash used in investing activities. During the period, the Company allocated capital expenditures toward renovating and upgrading existing facilities, as well as the head office reorganization. As a result, purchases of tangible and intangible fixed assets totaled ¥16.1 billion. Net cash used in financing activities was ¥8.3 billion, due largely to purchase of treasury stock.

As a result, cash and cash equivalents at the end of the year amounted to ¥81.0 billion, down ¥20.1 billion from six months earlier.

Despite the scheduled redemption of domestic straight bonds in the second half of the year, the Company maintains a flexible fund-raising system, and any increases or decreases in capital for the year will be temporary in nature.

**Consolidated Cash Flows (Summary)**

(Billions of yen)

| | |
|---|---|
| Cash and Cash Equivalents at Beginning of Term | 101.10 |
| Net Cash Provided by Operating Activities | 14.48 |
| Net Cash Used for Investing Activities | –28.28 |
| (Investments in Fixed Assets) | (–16.12) |
| Net Cash Used for Financing Activities | –8.27 |
| Net Increase in Cash and Cash Equivalents | –20.08 |
| Cash and Cash Equivalents at End of Term | 81.02 |

*Investments in Fixed Assets (Billions of yen)

| | |
|---|---|
| Aquisition of Property, Plant, and Equipment | –14.92 |
| Increase in Intangibles | –1.20 |

For the past three years, the equity ratio has been around 50% based on book value, or around 80% based on market values. Liability-related indicators over the past two years have been maintained at an ample level.

**Cash flow indexes**

| | Fiscal 2001 | Fiscal 2002 | Fiscal 2003 | First Half of Fiscal 2004 |
|---|---|---|---|---|
| Equity Ratio (%) | 54.4 | 52.1 | 53.3 | 53.8 |
| Equity Ratio Based on Market Price (%) | 77.7 | 83.9 | 73.3 | 79.0 |
| Debt Repayment Term (Years) | 141.4 | 2.7 | 1.5 | 3.5 |
| Interest Coverage Ratio (%) | 0.4 | 18.7 | 30.0 | 9.7 |

Notes:

1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Interest paid
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all debt that incurs interest (listed in Consolidated Balance Sheets). For interest paid, amounts shown in the Consolidated Statements of Cash Flows are used.
5. Debt repayment term figure for the interim period under review is based on calculated annual figures for operating cash flows.

## (3) Consolidated Segment Information

### (a) Cosmetics

(Millions of yen)

| | First Half of Fiscal 2004 | First Half of Fiscal 2003 | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|
| | | | Amount | % change |
| Domestic | 175,415 | 176,655 | –1,240 | –0.7% |
| Overseas | 66,197 | 63,767 | +2,430 | +3.8% |
| Cosmetics Sales from Outside Customers | 241,612 | 240,423 | +1,189 | +0.5% |
| Sales and Transfer Account from Intersegment Transactions | 1,708 | 1,921 | | |
| Total Cosmetics Sales | 243,321 | 242,344 | | |
| Income from Operations in Cosmetics Division | 23,542 | 28,909 | –5,366 | –18.6% |
| Percent of Category Sales | 9.7% | 11.9% | –2.2% | |

■ **Sales**

Domestic sales of cosmetics remained largely unchanged, edging down 0.7%. During the term, Shiseido concentrated on core product lines—consistent with its structural reform program—while actively promoting consultation-based sales to individual stores. In general, however, the operating environment for the cosmetics business was difficult, due to such factors as sluggish consumption of high-end products in department stores and the effects of a cool summer.

At the prestige end of the market, centering on counseling activities, sales of skincare products, mainly core lines, performed steadily. We also maintained a high level of growth for dedicated specialty-store lines.

In the mid-level, self-selection market, the men's market struggled in some channels while overall sales of both skincare and makeup products were slow. As a result, overall over-the-counter sales fell slightly below the previous-year level.

Growth in overseas cosmetics sales was limited to 1.8% in local currency terms and 3.8% on a yen-denominated basis. In addition to sluggish economic conditions in Europe and the psychological effects of the war in Iraq, sales in some regions were impacted directly by the SARS outbreak. The travel-retail business (duty-free shops at airports) of Beauté Prestige International S.A. (BPI) also struggled due to declining passenger numbers.

■ **Income from Operations**

Income from cosmetics operations declined 18.6% as sluggish revenues failed to compensate for increases in domestic pension-related costs and office reorganization costs.

■ **Major new products**

Prestige: ***Inicio Body Brightner W*** (bodycare whitening lotion), ***UV White White Freezer Mask*** (therapeutic whitening essence), ***Pieds Nus Gradational Eyes*** (eye-makeup compact), ***Bénéfique Sun Block Essence AP*** (light- and aging-resistant sunscreen for specialty stores),

Middle: ***MAJOLICA MAJORCA*** (new makeup line for children of baby boomers), ***Asplir Gracy Rich*** (new line up of high-moisture-content skincare products for people in 50s), ***Ma Chérie*** (addition of styling agents and haircare refills)

**(b) Toiletries**

(Millions of yen)

| | First Half of Fiscal 2004 | First Half of Fiscal 2003 | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|
| | | | Amount | % change |
| Domestic | 33,620 | 34,734 | −1,113 | −3.2% |
| Overseas | 661 | 544 | +117 | +21.5% |
| Toiletries Sales from Outside Customers | 34,282 | 35,278 | −996 | −2.8% |
| Sales and Transfer Account from Intersegment Transactions | 405 | 457 | | |
| Total Toiletries Sales | 34,688 | 35,736 | | |
| Income from Operations in Toiletries Division | 581 | 1,623 | −1,042 | −64.2% |
| Percent of Category Sales | 1.7% | 4.5% | −2.8% | |

■ **Sales**

Sales of toiletries declined 2.8%. In the interim period under review, the domestic market remained difficult due to intense competition among Japanese and foreign manufacturers, combined with the added impact of a cool summer. In response, we concentrated on selected categories and brands in order to expand over-the-counter sales. For mainstay brands, we pursued value-oriented marketing aimed at achieving the No. 1 position in each category. In a new initiative, we undertook sales reforms designed to rejuvenate in-store activity, under a cooperative arrangement with distributors. These efforts had a favorable effect on some mainstay brands, but an overall decline in domestic sales was unavoidable.

In overseas activities, we began exporting toiletries to China, thus entering the high-end market for haircare products in that nation.

■ **Income from Operations**

In the period under review, profitability was affected by the decline in revenues and increased pension-related costs. Although we worked to improve cost-efficiency and maintain a profitable structure, income from the Company's toiletries business fell 64.2%.

■ **Major New Products**

***Suibun Hair Pack*** (shampoos and conditioners; line renewal and launch of product refills), ***Amiche*** (new hair-styling line), ***Bihada Saibai*** (new line of lotions and essences).

**(c) Others**

(Millions of yen)

| | First Half of Fiscal 2004 | First Half of Fiscal 2003 | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|
| | | | Amount | % change |
| Domestic | 23,672 | 23,673 | –1 | –0.0% |
| Overseas | 9,763 | 10,898 | –1,134 | –10.4% |
| Other Sales from Outside Customers | 33,435 | 34,571 | –1,135 | –3.3% |
| Sales and Transfer Account from Intersegment Transactions | 23,030 | 23,284 | | |
| Total Other Sales | 56,466 | 57,856 | | |
| Income from Operations in Others | 822 | 914 | –92 | –10.1% |
| Percent of Category Sales | 1.5% | 1.6% | –0.1% | |

■ **Sales**

Domestic sales of the Company's other businesses remained unchanged from the previous corresponding period.

Amid generally sluggish market conditions for the professional business, sales of key hair-color and straight-hair-perm agents increased, but the business overall was affected by the difficult market environment. By contrast, we enjoyed increased sales of pharmaceuticals thanks to solid performances of mainstay products. Sales of health and beauty foods and other products also rose.

Overseas sales of other businesses declined 10.4%. Zotos International, Inc., our North American subsidiary, accounts for practically all of the revenues in this category. That company's performance was affected by the slow U.S. economy and difficulties in switching to production of ***Joico*** brand products (***Joico*** was acquired in 2001 and absorbed into Zotos in January 2004).

### ■ Income from Operations

Although revenues from the Company's professional business declined, profitability of this segment was helped by the synergistic benefits of integrating the ***Joico*** brand into Zotos' operations. We also worked to enhance cost-efficiency across all businesses. As a result, the decline in income from other operations was slight.

### Major New Products

Professional: ***Crystallizing*** (straight-perm agent)
Pharmaceuticals: ***Ferzea Medicated DX Bath Essence N*** (renewal; bath essence for treating dry skin)
Health and beauty foods: ***S Body Creator*** (diet supplement)

## (4) Performance by Region

In Japan, all business segments suffered from weak revenues and lower earnings as the Company was unable to compensate for pension-related costs and expenses associated with the head office reorganization.

Overseas, our results were affected by the economic stagnation in the United States and Europe, as well as the SARS outbreak. In each region, sales on a local currency basis languished. Although the yen appreciated against the U.S. dollar, it depreciated against the euro. In yen terms, therefore, sales in the Americas declined, while sales in Europe increased. Income from operations in Asia improved, but due to the magnitude of the income decline in the Americas, overall income from overseas operations declined.

### Sales by Geographic Segment

(Millions of yen)

| | First Half of Fiscal 2004 | Percent of Net Sales | First Half of Fiscal 2003 | Percent of Net Sales | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Domestic Sales | 234,042 | 75.7% | 235,859 | 76.0% | –1,816 | –0.8% |
| Americas | 20,365 | 6.6% | 22,417 | 7.2% | –2,052 | –9.2% |
| Europe | 34,799 | 11.2% | 31,878 | 10.3% | +2,921 | +9.2% |
| Asia/Oceania | 20,123 | 6.5% | 20,117 | 6.5% | +6 | +0.0% |
| Total Overseas Sales | 75,289 | 24.3% | 74,414 | 24.0% | +875 | +1.2% |
| Net Sales | 309,331 | 100.0% | 310,273 | 100.0% | –941 | –0.3% |

## Income by Geographic Segment

(Millions of yen)

| | First Half of Fiscal 2004 | Percent to Regional Sales* | First Half of Fiscal 2003 | Percent to Regional Sales* | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Domestic Income from Operations | 19,797 | 8.1% | 26,028 | 10.7% | –6,230 | –23.9% |
| Americas | –89 | –0.4% | 543 | 2.0% | –633 | —% |
| Europe | 2,219 | 6.1% | 2,209 | 6.5% | +9 | +0.4% |
| Asia/Oceania | 3,019 | 14.9% | 2,666 | 13.1% | +352 | +13.2% |
| Total Overseas Income from Operations | 5,149 | 6.4% | 5,419 | 6.6% | –270 | –5.0% |
| Unallocatable Operating Expenses | (5,808) | — | (6,730) | — | (–921) | –13.7% |
| Income from Operations | 19,138 | 6.2% | 24,717 | 8.0% | –5,579 | –22.6% |

* Based on regional sales, including sales between regions.

## Overseas Sales

(Millions of yen)

| | First Half of Fiscal 2004 | Percent of Net Sales | First Half of Fiscal 2003 | Percent of Net Sales | Increase/Decrease over First Half of Fiscal 2003 | | |
|---|---|---|---|---|---|---|---|
| | | | | | Amount | % change | % change in local currency terms |
| Americas | 21,496 | 6.9% | 23,302 | 7.5% | –1,805 | –7.7% | –0.5% |
| Europe | 32,356 | 10.5% | 28,411 | 9.1% | +3,945 | +13.9% | +1.8% |
| Asia/Oceania | 22,770 | 7.4% | 23,496 | 7.6% | –726 | –3.1% | +2.6% |
| Overseas Sales | 76,623 | 24.8% | 75,209 | 24.2% | +1,413 | +1.9% | +1.4% |

**Sales by Category Segment (reference)**

(Millions of yen)

| | First Half of Fiscal 2004 | Percent of Net Sales | First Half of Fiscal 2003 | Percent of Net Sales | Increase/Decrease over First Half of Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Domestic | 175,415 | 56.7% | 176,655 | 56.9% | −1,240 | −0.7% |
| Overseas | 66,197 | 21.4% | 63,767 | 20.6% | +2,430 | +3.8% |
| Cosmetics | 241,612 | 78.1% | 240,423 | 77.5% | +1,189 | +0.5% |
| Domestic | 33,620 | 10.9% | 34,734 | 11.2% | −1,113 | −3.2% |
| Overseas | 661 | 0.2% | 544 | 0.2% | +117 | +21.5% |
| Toiletries | 34,282 | 11.1% | 35,278 | 11.4% | −996 | −2.8% |
| Domestic | 23,672 | 7.6% | 23,673 | 7.6% | −1 | −0.0% |
| Overseas | 9,763 | 3.2% | 10,898 | 3.5% | −1,134 | −10.4% |
| Others | 33,435 | 10.8% | 34,571 | 11.1% | −1,135 | −3.3% |
| Net Sales | 309,331 | 100.0% | 310,273 | 100.0% | −941 | −0.3% |

## (5) Appropriation of Fiscal 2004 Interim Profit

### (a) Dividends

The Company plans to declare an interim cash dividend of ¥11.00 per share, up ¥1.00 per share, as originally planned. On a nonconsolidated basis, therefore, the interim dividends-on-equity ratio will be 1.2% and the dividend payout ratio will be 72.1%.

### (b) Purchase of Treasury Stock

At the June 2003 Annual Meeting of Shareholders, the Company set an upper limit for the purchase of treasury stock—10 million shares, or ¥20 billion—for fiscal 2004.

In the interim period under review, the Company bought back 3,897 thousand shares for a total of ¥4.99 billion (within the parameters set at the previous Annual Meeting of Shareholders, held in June 2002).

We will consider future treasury stock purchases in a forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

## 3.2 Outlook for Remainder of Fiscal 2004

### (1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will continue implementing structural reforms and taking maximum advantage of the sales-counter-focus framework that we have set up. These efforts will be complemented by a renewed emphasis on strengthening profitability.

In the latter part of the interim period under review, there were clear signs of a turnaround in domestic sales. In light of this, in the remainder of fiscal 2004 we will reinforce advertising and promotional activities, centering on the cosmetics business, while stepping up and accelerating the introduction of new products.

Overseas, we expect continued stagnation in consumption in the United States and Europe. Nevertheless, we expect markets to recover from the aftermath of the war in Iraq and the SARS problem, and we will actively implement marketing strategies put on hold due to such issues. We look forward to recovery in growth, especially in Asia, as a result.

In the latter half of fiscal 2004, the Company will continue to face growing burdens in the form of pension-related costs and expenses associated with the head office reorganization. Despite such challenges, we will continue striving to reorganize our cost structure and improve overall cost-efficiency.

Although revenues and earnings will recover in the latter half of fiscal 2004, the Company has revised its full-year forecasts in light of its results in the first half. Specifically, we forecast a 2% increase in consolidated net sales, to ¥632 billion, a 12% decline in income from operations, to ¥43 billion, and a 6% fall in net income, to ¥23 billion.

We plan to declare a year-end dividend of ¥11.00 per share, resulting in total annual dividends of ¥22.00 per share.

**Consolidated Net Sales**

(Billions of yen)

| | Fiscal 2004 (Estimate) | Fiscal 2003 (Results) | Increase/Decrease over Fiscal 2003 | |
|---|---|---|---|---|
| | | | Amount | % change |
| Cosmetics | 494.0 | 481.9 | +12.1 | +3% |
| Toiletries | 69.0 | 69.2 | –0.2 | –0% |
| Others | 69.0 | 70.2 | –1.2 | –2% |
| Net Sales | 632.0 | 621.3 | +10.7 | +2% |

| | | | | |
|---|---|---|---|---|
| Overseas Sales | 162.0 | 154.2 | +7.8 | +5% |
| Share in Net Sales | 25.6% | 24.8% | | |

**Consolidated Income**

(Billions of yen)

| | Fiscal 2004 (Estimate) | Percent of Net Sales | Fiscal 2002 (Results) | Percent of Net Sales | Increase/Decrease over Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Income from Operations | 43.0 | 6.8% | 49.0 | 7.9% | –6.0 | –12% |
| Ordinary Income | 41.0 | 6.5% | 46.4 | 7.5% | –5.4 | –12% |
| Net Income | 23.0 | 3.6% | 24.5 | 3.9% | –1.5 | –6% |
| Consolidated Net Income/ Nonconsolidated Net Income | 1.64 times | — | 2.25 times | | | |

**Nonconsolidated Net Sales**

(Billions of yen)

| | Fiscal 2004 (Estimate) | Fiscal 2003 (Results) | Increase /Decrease over Fiscal 2003 | |
|---|---|---|---|---|
| | | | Amount | % change |
| Cosmetics | 191.0 | 194.8 | –3.8 | –2% |
| Toiletries | 10.0 | — | +10.0 | — |
| Others | 14.0 | 13.5 | +0.5 | +4% |
| Net Sales | 215.0 | 208.3 | +6.7 | +3% |

**Nonconsolidated Income**

(Billions of yen)

| | Fiscal 2004 (Estimate) | Percent of Net Sales | Fiscal 2003 (Results) | Percent of Net Sales | Increase/Decrease over Fiscal 2003 | |
|---|---|---|---|---|---|---|
| | | | | | Amount | % change |
| Income from Operations | 16.0 | 7.4% | 22.4 | 10.8% | –6.4 | –29% |
| Ordinary Income | 24.0 | 11.2% | 26.5 | 12.7% | –2.5 | –9% |
| Net Income | 14.0 | 6.5% | 10.9 | 5.2% | +3.1 | +29% |

**Per Share Information and Financial Ratios**

| | Fiscal 2004 (Estimate) | Fiscal 2003 (Results) | Increase/Decrease over Fiscal 2003 |
|---|---|---|---|
| Return on Equity (%): | | | |
| Consolidated | 6.4 | 7.0 | −0.6 |
| Nonconsolidated | 4.1 | 3.1 | +1.0 |
| Net Income per Share (Yen): | | | |
| Consolidated | 55.43 | 57.99 | −2.56 |
| Nonconsolidated | 33.79 | 25.71 | +8.08 |
| Payout Ratio (%) (Nonconsolidated) | 65.1 | 77.8 | −12.7 |
| Dividends per Share (Yen): | | | |
| Interim | 11.00 | 10.00 | +1.00 |
| Year-End | 11.00 | 10.00 | +1.00 |

## (2) Outlook by Major Business Category

### (a) Cosmetics

In Japan, we predict that the over-the-counter efforts of retailers and the activities of our own salespeople will be stimulated by accelerated sales-counter-focus reforms and the implementation of channel and brand strategies geared to market changes. Although the market will continue to languish, we forecast a slight increase in over-the-counter sales owing to the rejuvenation of our distribution channels.

We will clarify the objective of each product line and reorganize our product line configurations, making concentrated investments in core mainstay lines, thus nurturing them into "powerful lines." By arranging lines according to the specific characteristics of each channel while reinforcing marketing, we intend to expand over-the-counter sales.

In China, which has the greatest growth potential, we are already implementing sales-counter-focus strategies put on hold due to the SARS outbreak. We are also targeting specialty stores as a promising new distribution channel in that nation. In North America and Europe, we will maintain market growth thanks to recovery in the travel-retail business of BPI, which struggled due to the war in Iraq. BPI will also use the launch of a third brand as an opportunity to energize the fragrance market.

Domestic sales for the year are expected to rise in line with higher over-the-counter sales. Overseas, we also anticipate healthy growth through the remainder of the year. Profitability will benefit from higher revenues, as well as improved cost-efficiency in management, production, and logistics. However, we forecast a decline in income from operations as the Company makes increased outlays to address the heavy cost burdens of the head office reorganization and pension-related expenses, as well as to make additional promotional expenditures.

**(b) Toiletries**

Competition in the toiletries market remains severe, making it difficult to predict how market conditions will evolve in the remainder of the year. Against this background, we will concentrate our efforts on mainstay categories and brands. We will also continue to pursue value-oriented marketing strategies of mainstay brands, targeting the No. 1 position in each category. In addition, we will work with distributors to undertake sales reforms designed to increase revenues and expand the number of companies with whom we have contracts concerning such reforms.

Through these activities, we are confident that sales of toiletries in the second half of fiscal 2004 will surpass the level of the previous corresponding period. For the entire year, however, we predict a slight decline in sales.

Income from toiletries operations is expected to fall as sluggish revenues fail to compensate for increased costs associated with the head office reorganization and higher pension-related expenses.

**(c) Others**

In our professional business, we will initiate a turnaround on the domestic side by nurturing key brands while placing emphasis on dealer networks in major cities. However, it will be difficult to achieve a sales recovery at Zotos International due partly to the yen's appreciation. In the pharmaceuticals and health and beauty foods categories, we will continue focusing on mainstay products, raising growth and earnings accordingly.

For the segment, we expect declines in both sales and income from operations.

**(d) Overseas Sales**

In the remainder of fiscal 2004, we expect overseas sales to be affected by a number of uncertain external factors, such as ongoing economic stagnation in Europe and North America and the yen's rapid appreciation against the U.S. dollar. Compared with the first half of the year, however, revenue growth rates are increasing as markets recover from temporary factors, notably the psychological effects of the war in Iraq and the SARS outbreak. In the third quarter (July-September for overseas subsidiaries), we note that China has returned to a path of powerful growth. Considering these factors, we predict solid overseas sales growth in local-currency terms, and a 5% rise in yen terms.

Our predictions are based on the following assumptions.

In fiscal 2004, we expect real domestic GDP to grow by more than 1%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will remained unchanged or dip slightly below previous-year levels. Our forecasts are based on exchange rates of ¥115 per U.S. dollar, ¥130 per euro, and ¥14 per Chinese yuan.

*In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements.*

# 4. Consolidated Interim Financial Statements

## 4.1 Consolidated Interim Balance Sheets

(Millions of yen)

| | First Half of Fiscal 2004 (September 30, 2003) | | First Half of Fiscal 2003 (September 30, 2002) | | Fiscal 2003 (March 31, 2003) | |
|---|---|---|---|---|---|---|
| | Amount | Share of Total (%) | Amount | Share of Total (%) | Amount | Share of Total (%) |
| **ASSETS** | | | | | | |
| **Current Assets:** | **292,850** | **43.8** | **294,634** | **45.6** | **305,850** | **46.1** |
| Cash and Time Deposits | 35,911 | | 41,118 | | 35,679 | |
| Notes and Accounts Receivable | 104,119 | | 96,682 | | 100,522 | |
| Short-Term Investments in Securities | 48,313 | | 56,381 | | 67,311 | |
| Inventories | 69,505 | | 67,553 | | 66,360 | |
| Deferred Tax Assets | 21,559 | | 20,291 | | 26,401 | |
| Other Current Assets | 14,791 | | 13,899 | | 10,723 | |
| Less: Allowance for Doubtful Accounts | –1,350 | | –1,291 | | –1,146 | |
| **Fixed Assets:** | **375,150** | **56.2** | **352,085** | **54.4** | **357,552** | **53.9** |
| Tangible Fixed Assets: | 174,393 | 26.1 | 174,201 | 26.9 | 171,655 | 25.9 |
| Buildings and Structures | 73,703 | | 70,638 | | 70,152 | |
| Machinery, Equipment, and Vehicles | 18,121 | | 20,406 | | 19,439 | |
| Fixtures and Fittings | 19,383 | | 17,505 | | 18,368 | |
| Land | 61,869 | | 63,301 | | 62,438 | |
| Construction in Progress | 1,316 | | 2,348 | | 1,255 | |
| Intangible Fixed Assets: | 61,355 | 9.2 | 59,453 | 9.2 | 61,047 | 9.2 |
| Goodwill | 28,290 | | 27,880 | | 27,783 | |
| Consolidation Adjustment Accounts | 2,073 | | 1,420 | | 1,959 | |
| Other Intangible Fixed Assets | 30,992 | | 30,152 | | 31,304 | |
| Investments and Other Assets: | 139,401 | 20.9 | 118,430 | 18.3 | 124,850 | 18.8 |
| Investments in Securities | 52,450 | | 41,228 | | 48,070 | |
| Deferred Tax Assets | 40,665 | | 43,951 | | 44,732 | |
| Other Investments | 46,673 | | 33,762 | | 32,454 | |
| Less: Allowance for Doubtful Accounts | –388 | | –511 | | –406 | |
| **Total Assets** | **668,000** | **100.0** | **646,720** | **100.0** | **663,403** | **100.0** |

(Millions of yen)

| | First Half of Fiscal 2004 (September 30, 2003) | | First Half of Fiscal 2003 (September 30, 2002) | | Fiscal 2003 (March 31, 2003) | |
|---|---|---|---|---|---|---|
| | Amount | Share of Total (%) | Amount | Share of Total (%) | Amount | Share of Total (%) |
| **LIABILITIES** | | | | | | |
| **Current Liabilities:** | **182,782** | **27.4** | **146,180** | **22.6** | **184,170** | **27.8** |
| Notes and Accounts Payable | 53,799 | | 47,678 | | 48,518 | |
| Bonds Redeemable within 1 year | 41,541 | | 6,903 | | 37,119 | |
| Short-Term Bank Loans | 17,839 | | 18,966 | | 17,997 | |
| Accrued Amount Payable | 37,331 | | 39,994 | | 39,459 | |
| Accrued Corporate Tax and Other | 5,350 | | 3,494 | | 10,073 | |
| Other Current Liabilities | 26,920 | | 29,141 | | 31,002 | |
| **Long-Term Liabilities:** | **114,384** | **17.1** | **147,388** | **22.8** | **114,503** | **17.2** |
| Corporate Bonds | 34,932 | | 67,631 | | 37,982 | |
| Long-Term Borrowings | 6,958 | | 5,366 | | 6,308 | |
| Reserve for Employees' Retirement Benefits | 65,253 | | 65,092 | | 63,294 | |
| Other Long-Term Liabilities | 7,240 | | 9,297 | | 6,918 | |
| **Total Liabilities** | **297,167** | **44.5** | **293,569** | **45.4** | **298,674** | **45.0** |
| **MINORITY INTERESTS** | | | | | | |
| **Minority Interests** | **11,677** | **1.7** | **11,195** | **1.7** | **11,262** | **1.7** |
| **SHAREHOLDERS' EQUITY** | | | | | | |
| Capital Stock | 64,506 | 9.7 | 64,506 | 10.0 | 64,506 | 9.7 |
| Additional Paid-In Capital | 70,258 | 10.5 | 70,258 | 10.8 | 70,258 | 10.6 |
| Earned Surplus | 244,504 | 36.6 | 232,031 | 35.9 | 242,462 | 36.6 |
| Securities Valuation Differential | 2,333 | 0.4 | –2,207 | –0.3 | –2,503 | –0.4 |
| Currency Adjustment Accounts | –8,066 | –1.2 | –14,245 | –2.2 | –11,925 | –1.8 |
| Treasury Shares | –14,380 | –2.2 | –8,388 | –1.3 | –9,331 | –1.4 |
| **Total Shareholders' Equity** | **359,155** | **53.8** | **341,955** | **52.9** | **353,466** | **53.3** |
| **Total Liabilities, Minority Interests, and Shareholders' Equity** | **668,000** | **100.0** | **646,720** | **100.0** | **663,403** | **100.0** |

## 4.2 Consolidated Interim Statements of Income

(Millions of yen)

| | First Half of Fiscal 2004 (April 1– September 30, 2003) | | First Half of Fiscal 2003 (April 1– September 30, 2002) | | Fiscal 2003 (April 1, 2002– March 31, 2003) | |
|---|---|---|---|---|---|---|
| | Amount | Share of Total (%) | Amount | Share of Total (%) | Amount | Share of Total (%) |
| **I. Net Sales** | **309,331** | **100.0** | **310,273** | **100.0** | **621,250** | **100.0** |
| **II. Cost of Sales** | **102,349** | **33.1** | **103,245** | **33.3** | **212,963** | **34.3** |
| Gross Income | 206,982 | 66.9 | 207,027 | 66.7 | 408,286 | 65.7 |
| **III. Selling, General and Administrative Expenses** | **187,843** | **60.7** | **182,310** | **58.7** | **359,293** | **57.8** |
| **Income from Operations** | **19,138** | **6.2** | **24,717** | **8.0** | **48,993** | **7.9** |
| **IV. Other Income:** | **2,721** | **0.9** | **3,217** | **1.0** | **6,686** | **1.1** |
| Interest Income | 460 | | 335 | | 793 | |
| Gain on Sale of Marketable Securities | — | | 215 | | 336 | |
| Gain on Sale of Fixed Assets | 484 | | 379 | | 1,381 | |
| Amortization of Consolidation Adjustment Accounts | — | | 539 | | 1,078 | |
| Others | 1,776 | | 1,747 | | 3,097 | |
| **V. Other Expenses:** | **3,968** | **1.3** | **4,634** | **1.5** | **9,246** | **1.5** |
| Interest Expense | 1,281 | | 1,246 | | 2,550 | |
| Equity in Earnings of Affiliates | 544 | | 305 | | 921 | |
| Amortization of Trademark and Goodwill | 779 | | 995 | | 1,903 | |
| Others | 1,361 | | 2,087 | | 3,870 | |
| **Ordinary Income** | **17,891** | **5.8** | **23,300** | **7.5** | **46,432** | **7.5** |
| **VI. Extraordinary Income** | **1,509** | **0.5** | — | — | — | — |
| Gain on Sale of Fixed Assets | 1,509 | | — | | — | |
| **VII. Extraordinary Loss** | **1,899** | **0.6** | **2,062** | **0.7** | **9,343** | **1.5** |
| Office Reorganization Expense | 1,899 | | — | | — | |
| Devaluation of Financial Assets | — | | 2,062 | | 8,870 | |
| Loss on Transfer of Business | — | | — | | 473 | |
| **Income before Income Taxes** | **17,502** | **5.7** | **21,237** | **6.8** | **37,089** | **6.0** |
| **Income Taxes** | **3,928** | **1.3** | **3,216** | **1.0** | **12,274** | **2.0** |
| **Adjustment for Corporate Tax, etc.** | **5,871** | **1.9** | **7,068** | **2.3** | **–1,702** | **–0.2** |
| **Less: Minority Interests in Net Loss of Consolidated Subsidiaries** | **1,142** | **0.4** | **1,079** | **0.3** | **2,021** | **0.3** |
| **Net Income** | **6,559** | **2.1** | **9,873** | **3.2** | **24,495** | **3.9** |

## 4.3 Consolidated Interim Retained Earnings (term-end)

(Millions of yen)

| | First Half of Fiscal 2004 (April 1– September 30, 2003) | First Half of Fiscal 2003 (April 1– September 30, 2002) | Fiscal 2003 (April 1, 2002– March 31, 2003) |
|---|---|---|---|
| **CAPITAL SURPLUS** | | | |
| **I. Balance at Beginning of Term** | **70,258** | **70,258** | **70,258** |
| **II. Balance at End of Term** | **70,258** | **70,258** | **70,258** |
| **EARNED SURPLUS** | | | |
| **I. Balance at Beginning of Term** | **242,462** | **225,800** | **225,800** |
| **II. Increase in Earned Surplus** | **6,559** | **9,873** | **24,495** |
| Interim Net Income | 6,559 | 9,873 | 24,495 |
| **III. Decrease in Earned Surplus** | **4,517** | **3,641** | **7,833** |
| Cash Dividends Paid | 4,183 | **3,380** | **7,570** |
| Bonuses to Directors | 102 | 61 | 61 |
| Decrease due to Increase in Consolidated Subsidiaries | 194 | 130 | 130 |
| Differential Loss on Disposal of Treasury Stock | 3 | 4 | 7 |
| Other Decrease | 33 | 64 | 63 |
| **IV. Balance at End of Term** | **244,504** | **232,031** | **242,462** |

## 4.4 Consolidated Interim Statements of Cash Flows

(Millions of yen)

| | First Half of Fiscal 2004 (April 1– September 30, 2003) | First Half of Fiscal 2003 (April 1– September 30, 2002) | Fiscal 2003 (April 1, 2002– March 31, 2003) |
|---|---|---|---|
| **I. Cash Flows from Operating Activities** | | | |
| Income before Income Taxes | 17,502 | 21,237 | 37,089 |
| Depreciation | 13,070 | 13,347 | 27,187 |
| Devaluation of Financial Assets | — | 2,062 | 8,870 |
| Increase/Decrease in Reserve for Employees' Retirement Benefits | 1,954 | –2,132 | –3,883 |
| Amortization of Consolidated Adjustment | 188 | –539 | –1,078 |
| Interest and Dividend Income | –755 | –580 | –1,120 |
| Interest Expense | 1,281 | 1,246 | 2,550 |
| Equity in Earnings of Affiliates | 544 | 305 | 921 |
| Increase/Decrease in Receivables | –1,942 | 6,233 | 3,386 |
| Increase/Decrease in Inventories | –1,929 | 1,044 | 2,958 |
| Increase/Decrease in Trade Payables | 1,269 | –7,824 | –9,408 |
| Other Increase/Decrease | –7,040 | –2,552 | 2,471 |
| Subtotal | 24,143 | 31,848 | 69,945 |
| Interest and Dividend Income | 786 | 553 | 1,136 |
| Interest Paid | –1,487 | –832 | –2,231 |
| Income Taxes Paid | –8,961 | –667 | –2,002 |
| **Net Cash Provided by Operating Activities** | **14,480** | **30,901** | **66,847** |
| **II. Cash Flows from Investing Activities** | | | |
| Purchase of Marketable Securities | –290 | –2,456 | –4,456 |
| Sales of Marketable Securities | 1,016 | 966 | 3,521 |
| Purchase of Investment Securities | –16,173 | –4,176 | –26,552 |
| Sales of Investment Securities | 6,264 | 2,821 | 10,012 |
| Acquisition of Tangible Fixed Assets | –14,922 | –9,674 | –17,783 |
| Sales of Tangible Fixed Assets | 5,265 | 1,092 | 3,985 |
| Acquisition of Intangible Fixed Assets | –1,194 | –1,168 | –4,245 |
| Purchase of Shares in Subsidiaries due to Change in Scope of Consolidation | –1,293 | — | –4,116 |
| Increase/Decrease in Other Assets | –6,949 | –6,501 | –4,413 |
| **Net Cash Provided by Investing Activities** | **–28,276** | **–19,097** | **–44,048** |
| **III. Cash Flows from Financing Activities** | | | |
| Net Increase/Decrease in Short-Term Debt | –1,413 | –2,292 | –4,418 |
| Borrowings of Long-Term Debt | 1,876 | 1,484 | 4,034 |
| Repayment of Long-Term Debt | –99 | –229 | –809 |
| Proceeds from Bond Issue | 7,940 | 8,145 | 8,078 |
| Redemption of Bonds | –7,252 | –4,052 | –4,017 |
| Net Proceeds from Purchase/Sale of Treasury Stocks | –5,052 | –5,760 | –6,707 |
| Cash Dividends | –4,180 | –3,380 | –7,568 |
| Cash Dividends Paid to Minority Shareholders | –92 | –65 | –803 |
| **Net Cash Provided by Financing Activities** | **–8,274** | **–6,150** | **–12,211** |
| **IV. Translation Gain/Loss Related to Cash and Cash Equivalents** | **1,610** | **–423** | **221** |
| **V. Net Change in Cash and Cash Equivalents** | **–20,460** | **5,230** | **10,809** |
| **VI. Cash and Cash Equivalents at Beginning of Term** | **101,103** | **90,293** | **90,293** |
| **VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies** | **380** | **0** | **0** |
| **VIII. Cash and Cash Equivalents at End of Term** | **81,023** | **95,523** | **101,103** |

# Notes to Consolidated Interim Financial Statements

## 1. Scope of Consolidation

**(1) Number of consolidated subsidiaries: 95**

Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

**(New inclusions)**

Newly included in the scope of consolidation in the interim term under review are two companies: 331 International S.A.S., which previously did not engage in full-scale operations and was accorded low importance; and Shiseido Retail Support Co., Ltd., which was established during the term.

**(Exclusions)**

During the term, three companies were removed from the scope of consolidation. Two of these—Osaka Shiseido Co., Ltd., and Shiseido Kako Co., Ltd.—merged with the parent company, and are now defunct. The other company—Shiseido City Co., Ltd.—merged with Shiseido Parlour Co., Ltd. and is now defunct.

**(2) Main nonconsolidated subsidiaries**

Number of nonconsolidated subsidiaries: 3

Major Company Name: Beauté Prestige International (U.K.)

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

## 2. Application of the Equity Method

**(1) Affiliated companies where equity method applicable: 6**

Major Company Name: Pierre Fabre Japon Co., Ltd.

**(2) Nonconsolidated subsidiaries where equity method not applicable: 3**

Since these companies do not engage in full-scale operations and their net income and retained earnings have minimal impact on the Company's consolidated financial statements, they are not included in the scope of the equity method.

## 3. Interim Fiscal Terms for Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 54 companies—overseas consolidated subsidiaries (except Shiseido Investment US, Inc.), as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have interim fiscal terms ending June 30. Shiseido Investment US, Inc., has an interim term ending July 31, and Shiseido Investment Co., Ltd., has an interim term ending August 31. All other consolidated subsidiaries have interim terms ending September 30.

The most recent financial statements have been used for the 56 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd., and Shiseido Investment Co., Ltd.—with interim terms ending in months other than September. The consolidated statements have been adjusted to reflect important transactions that took place between the respective interim term-ends of those companies and September 30, 2003.

## 4. Notes on Accounting Standards

### (1) Valuation of Major Assets

#### (a) Securities

Other securities:

Market price applicable: At market, based on market prices at interim term-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

#### (b) Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

### (2) Depreciation of Major Fixed Assets

#### (a) Tangible fixed assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

#### (b) Intangible Fixed Assets

Intangible fixed assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)

Trademark rights: 10 years, in principle

Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible fixed assets with indefinable useful lives is to devalue them if necessary, rather than amortize them over a certain number of years.

## (3) Major Reserves

### (a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

### (b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

### (c) Allowance for Employees' Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of interim fiscal term under review. Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

## (4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the interim term. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the interim term. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

## (5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

## (6) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

## 5. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Interim Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

# Change to Method of Disclosure

## (Interim Consolidated Statements of Income)

### Gain on Sales of Marketable Securities

"Gain on Sales of Marketable Securities," listed specifically under "Other Income" in the previous interim financial statements, is included within "Other" under "Other Income" in the interim period under review, because the amount of such gain (¥47 million in the interim period under review) is deemed minimal.

## Notes

### (Consolidated Balance Sheets)

(Millions of yen)

| | First Half of Fiscal 2004 (As of September 30, 2003) | First Half of Fiscal 2003 (As of September 30, 2002) | Fiscal 2004 (As of March 31, 2003) |
|---|---|---|---|
| 1. Cumulative Depreciation of Tangible Fixed Assets | 245,962 | 236,791 | 243,761 |
| 2. Guaranteed Liabilities | 28 | 36 | 43 |

### (Consolidated Statements of Income)

(Millions of yen)

| | First Half of Fiscal 2004 (April 1– September 30, 2003) | First Half of Fiscal 2003 (April 1– September 30, 2002) | Fiscal 20013 (April 1, 2002– March 31, 2003) |
|---|---|---|---|
| **1. Selling, General and Administrative Expenses** | | | |
| Advertising Expenses | 18,613 | 19,809 | 39,848 |
| Selling Expenses | 51,855 | 51,431 | 96,019 |
| Salaries, Bonuses | 56,358 | 55,162 | 110,768 |
| Retirement Benefit Expense | 8,890 | 5,876 | 11,527 |
| **2. Extraordinary Gain** | | | |
| Gain on Sale of Fixed Assets | Gain on sale of fixed assets associated with the Company's office centralization and reorganization | — | — |
| **3. Extraordinary Loss** | | | |
| Office Centralization and Reorganization Expenses | (One-time expenses associated with the Company's office centralization and reorganization)<br>Small equipment expenses 854<br>Moving expenses 554<br>Loss on disposal of fixed assets 255<br>Cost of returning rental buildings to original state 235 | — | — |
| Loss on Transfer of Business | — | — | Loss on transfer of salon operations subsidiary in Europe |

## (Consolidated Retained Earnings)

| | First Half of Fiscal 2004 (April 1–September 30, 2003) | First Half of Fiscal 2003 (April 1–September 30, 2002) | Fiscal 2003 (April 1, 2002–March 31, 2003) |
|---|---|---|---|
| Decrease in Other Surplus | Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards | (See left) | (See left) |

## (Consolidated Cash Flows)

(Millions of yen)

| | First Half of Fiscal 2004 (April 1–September 30, 2003) | | First Half of Fiscal 2003 (April 1–September 30, 2002) | | Fiscal 2003 (April 1, 2002–March 31, 2003) | |
|---|---|---|---|---|---|---|
| Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets. | Cash and Time Deposits Account | 35,911 | Cash and Time Deposits Account | 41,118 | Cash and Time Deposits Account | 35,679 |
| | Short-Term Investments in Securities Account | 48,313 | Short-Term Investments in Securities Account | 56,381 | Short-Term Investments in Securities Account | 67,311 |
| | Total | 84,224 | Total | 97,499 | Total | 102,990 |
| | Term Deposits of More than 3 Months | –2,411 | Term Deposits of More than 3 Months | –424 | Term Deposits of More than 3 Months | –398 |
| | Stocks, Bonds with Maturities of More than 3 Months, etc. | –790 | Stocks, Bonds with Maturities of More than 3 Months, etc. | –1,551 | Stocks, Bonds with Maturities of More than 3 Months, etc. | –1,488 |
| | Cash and Cash Equivalents | 81,023 | Cash and Cash Equivalents | 95,523 | Cash and Cash Equivalents | 101,103 |

## Segment Information

## 1. Category Segment Information

(Millions of yen)

| | First Half of Fiscal 2004 (April 1–September 30, 2003) | | | | | |
|---|---|---|---|---|---|---|
| | Cosmetics | Toiletries | Others | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | |
| Net Sales | | | | | | |
| (1) Sales from Outside Customers | 241,612 | 34,282 | 33,435 | 309,331 | — | 309,331 |
| (2) Sales and Transfer Account from Intersegment Transactions | 1,708 | 405 | 23,030 | 25,144 | (25,144) | — |
| Total | 243,321 | 34,688 | 56,466 | 334,475 | (25,144) | 309,331 |
| Operating Expenses | 219,778 | 34,106 | 55,643 | 309,529 | (19,335) | 290,193 |
| Income from Operations | 23,542 | 581 | 822 | 24,946 | (5,808) | 19,138 |
| 2. Assets, Depreciation and Amortization, and Capital Participations: | | | | | | |
| Assets | 329,303 | 43,528 | 110,935 | 483,767 | 184,232 | 668,000 |
| Depreciation and Amortization | 6,500 | 1,220 | 3,433 | 11,154 | 24 | 11,179 |
| Capital Participations | 11,115 | 1,093 | 3,623 | 15,831 | — | 15,831 |

(Millions of yen)

| | First Half of Fiscal 2003 (April 1–September 30, 2002) | | | | | |
|---|---|---|---|---|---|---|
| | Cosmetics | Toiletries | Others | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | |
| Net Sales | | | | | | |
| (1) Sales from Outside Customers | 240,423 | 35,278 | 34,571 | 310,273 | — | 310,273 |
| (2) Sales and Transfer Account from Intersegment Transactions | 1,921 | 457 | 23,284 | 25,663 | (25,663) | — |
| Total | 242,344 | 35,736 | 57,856 | 335,936 | (25,663) | 310,273 |
| Operating Expenses | 213,435 | 34,112 | 56,941 | 304,488 | (18,933) | 285,555 |
| Income from Operations | 28,909 | 1,623 | 914 | 31,447 | (6,730) | 24,717 |
| 2. Assets, Depreciation and Amortization, and Capital Participations: | | | | | | |
| Assets | 313,281 | 44,403 | 112,841 | 470,527 | 176,193 | 646,720 |
| Depreciation and Amortization | 6,328 | 1,320 | 3,688 | 11,337 | 24 | 11,362 |
| Capital Participations | 8,814 | 898 | 4,685 | 14,398 | 80 | 14,479 |

(Millions of yen)

| | Fiscal 2003 (April 1, 2002–March 31, 2003) | | | | | |
|---|---|---|---|---|---|---|
| | Cosmetics | Toiletries | Others | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | |
| Net Sales | | | | | | |
| (1) Sales from Outside Customers | 481,867 | 69,216 | 70,165 | 621,250 | — | 621,250 |
| (2) Sales and Transfer Account from Intersegment Transactions | 3,752 | 852 | 47,133 | 51,738 | (51,738) | — |
| Total | 485,620 | 70,069 | 117,298 | 672,988 | (51,738) | 621,250 |
| Operating Expenses | 429,556 | 67,293 | 114,368 | 611,217 | (38,960) | 572,257 |
| Income from Operations | 56,064 | 2,775 | 2,930 | 61,770 | (12,777) | 48,993 |
| 2. Assets, Depreciation and Amortization, and Capital Participations: | | | | | | |
| Assets | 316,465 | 42,622 | 109,848 | 468,937 | 194,465 | 663,403 |
| Depreciation and Amortization | 12,719 | 2,670 | 7,549 | 22,939 | 52 | 22,992 |
| Capital Participations | 16,565 | 1,363 | 9,588 | 27,517 | 112 | 27,630 |

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Cosmetics............ Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries ............ Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades

Others ................. Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the interim term included ¥5,808 million in operating expenses for noncategorized spending covered in the Elimination line item. The amount for the previous corresponding term was ¥6,730 million and for fiscal 2003 was ¥12,777 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At interim term-end, companywide assets included in the Elimination line item were ¥184,232 million, consisting mainly of parent company deferred tax assets, financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and administrative operations. The previous-interim term-end amount was ¥176,193 million, and the previous fiscal year-end amount was ¥194,465 million.

## 2. Geographic Segment Information

(Millions of yen)

| | First Half of Fiscal 2004 (April 1–September 30, 2003) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Americas | Europe | Asia/ Oceania | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | | |
| Net Sales | | | | | | | |
| (1) Sales from Outside Customers | 234,042 | 20,365 | 34,799 | 20,123 | 309,331 | — | 309,331 |
| (2) Sales and Transfer Account from Intersegment Transactions | 8,939 | 3,737 | 1,792 | 162 | 14,632 | (14,632) | — |
| Total | 242,982 | 24,103 | 36,592 | 20,286 | 323,964 | (14,632) | 309,331 |
| Operating Expenses | 223,184 | 24,192 | 34,372 | 17,267 | 299,017 | (8,824) | 290,193 |
| Income (Loss) from Operations | 19,797 | −89 | 2,219 | 3,019 | 24,946 | (5,808) | 19,138 |
| 2. Assets | 300,278 | 72,607 | 73,557 | 37,324 | 483,767 | 184,232 | 668,000 |

(Millions of yen)

| | First Half of Fiscal 2003 (April 1–September 30, 2002) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Americas | Europe | Asia/ Oceania | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | | |
| Net Sales | | | | | | | |
| (1) Sales from Outside Customers | 235,859 | 22,417 | 31,878 | 20,117 | 310,273 | — | 310,273 |
| (2) Sales and Transfer Account from Intersegment Transactions | 7,854 | 5,355 | 2,190 | 220 | 15,620 | (15,620) | — |
| Total | 243,713 | 27,773 | 34,068 | 20,338 | 325,893 | (15,620) | 310,273 |
| Operating Expenses | 217,685 | 27,230 | 31,858 | 17,671 | 294,446 | (8,890) | 285,555 |
| Income from Operations | 26,028 | 543 | 2,209 | 2,666 | 31,447 | (6,730) | 24,717 |
| 2. Assets | 300,991 | 69,633 | 65,209 | 34,692 | 470,527 | 176,193 | 646,720 |

(Millions of yen)

| | Fiscal 2003 (April 1, 2002–March 31, 2003) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Americas | Europe | Asia/ Oceania | Subtotal | Elimination | Total |
| 1. Net Sales and Income from Operations: | | | | | | | |
| Net Sales | | | | | | | |
| (1) Sales from Outside Customers | 469,170 | 45,385 | 65,749 | 40,944 | 621,250 | — | 621,250 |
| (2) Sales and Transfer Account from Intersegment Transactions | 16,963 | 8,806 | 4,019 | 389 | 30,178 | (30,178) | — |
| Total | 486,134 | 54,191 | 69,769 | 41,333 | 651,429 | (30,178) | 621,250 |
| Operating Expenses | 433,409 | 51,966 | 67,620 | 36,662 | 589,658 | (17,401) | 572,257 |
| Income from Operations | 52,724 | 2,225 | 2,149 | 4,671 | 61,770 | (12,777) | 48,993 |
| 2. Assets | 293,607 | 69,048 | 70,164 | 36,116 | 468,937 | 194,465 | 663,403 |

Notes: 1. Differentiation between countries and regions

(1) Differentiation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: Taiwan, China, Australia, etc.

2. Operating expenses for the interim term included ¥5,808 million in operating expenses for noncategorized spending covered in the Elimination line item. The amount for the previous corresponding term was ¥6,730 million and for fiscal 2003 was ¥12,777 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. At interim term-end, companywide assets included in the Elimination line item were ¥184,232 million, consisting mainly of parent company deferred tax assets, financial assets (cash and time deposits, short-term investments in securities, and investments in securities), and administrative operations. The previous-interim term-end amount was ¥176,193 million, and the previous fiscal year-end amount was ¥194,465 million.

## 3. Overseas Sales

(Millions of yen)

| | First Half of Fiscal 2004 (April 1–September 30, 2003) | | | |
|---|---|---|---|---|
| | Americas | Europe | Asia/Oceania | Total |
| Total Overseas Sales | 21,496 | 32,356 | 22,770 | 76,623 |
| Consolidated Net Sales | | | | 309,331 |
| Percentage of Overseas Sales in Consolidated Net Sales | 6.9% | 10.5% | 7.4% | 24.8% |

(Millions of yen)

| | First Half of Fiscal 2003 (April 1–September 30, 2002) | | | |
|---|---|---|---|---|
| | Americas | Europe | Asia/Oceania | Total |
| Total Overseas Sales | 23,302 | 28,411 | 23,496 | 75,209 |
| Consolidated Net Sales | | | | 310,273 |
| Percentage of Overseas Sales in Consolidated Net Sales | 7.5% | 9.1% | 7.6% | 24.2% |

(Millions of yen)

| | Fiscal 2003 (April 1, 2002–March 31, 2003) | | | |
|---|---|---|---|---|
| | Americas | Europe | Asia/Oceania | Total |
| Total Overseas Sales | 46,684 | 61,676 | 45,807 | 154,168 |
| Consolidated Net Sales | | | | 621,250 |
| Percentage of Overseas Sales in Consolidated Net Sales | 7.5% | 9.9% | 7.4% | 24.8% |

Notes: 1. Differentiation between countries and regions
(1) Differentiation between countries and regions is based on geographic proximity.
(2) Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: Taiwan, China, Australia, etc.
2. Overseas net sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

## (Lease Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses leasing data electronically, and thus has omitted such information from this report.

## (Marketable Securities)

### 1. Other Marketable Securities with Market Values

(Millions of yen)

| | First Half of Fiscal 2004 (September 30, 2003) | | | First Half of Fiscal 2003 (September 30, 2002) | | | Fiscal 2003 (March 31, 2003) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Purchase Price | Book Value | Difference | Purchase Price | Book Value | Difference | Purchase Price | Book Value | Difference |
| (1) Stocks | 13,470 | 20,281 | +6,810 | 19,550 | 19,187 | –362 | 13,474 | 13,336 | –138 |
| (2) Bonds | | | | | | | | | |
| Corporate | 125 | 123 | –1 | 3,130 | 3,062 | –68 | 145 | 138 | –7 |
| Other | 2,770 | 2,782 | +12 | 3,488 | 3,473 | –15 | 9,792 | 9,762 | –30 |
| (3) Other | 12,472 | 9,678 | –2,794 | 11,294 | 8,008 | –3,285 | 12,363 | 8,369 | –3,993 |
| Total | 28,838 | 32,866 | +4,027 | 37,464 | 33,732 | –3,731 | 35,776 | 31,606 | –4,170 |

### 2. Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

| | First Half of Fiscal 2004 (September 30, 2003) | First Half of Fiscal 2003 (September 30, 2002) | Fiscal 2003 (March 31, 2003) |
|---|---|---|---|
| (1) Other Marketable Securities | | | |
| FFFs | 17,804 | 8,004 | 8,004 |
| Unlisted Stocks | 17,419 | 7,513 | 17,576 |
| MMFs | 16,213 | 24,302 | 42,308 |
| Bond Investment Trusts | 13,504 | 7,030 | 13,509 |
| Unlisted Domestic Bonds | 299 | 13,503 | 9 |
| Unlisted Foreign Bonds | 3 | 5 | 4 |
| (2) Shares in Subsidiaries and Affiliates | | | |
| Subsidiaries | 24 | 496 | 496 |
| Affiliates | 2,627 | 3,020 | 1,864 |

## (Derivative Transactions)

Pursuant to Article 27-30-6 of the relevant Securities Exchange Law, the Company now discloses derivative transaction data electronically, and thus has omitted such information from this report.

## 5. Status of Production, Orders, and Sales

### (1) Production

(Millions of yen)

| Segment | First Half of Fiscal 2004 (April 1– September 30, 2003) | First Half of Fiscal 2003 (April 1– September 30, 2002) | Change (%) | Fiscal 2003 (April 1, 2002– March 31, 2003) |
|---|---|---|---|---|
| Cosmetics | 56,460 | 59,058 | –4.4 | 116,169 |
| Toiletries | 13,105 | 13,278 | –1.3 | 26,398 |
| Others | 6,094 | 4,455 | +36.8 | 9,663 |
| Total | 75,661 | 76,792 | –1.5 | 152,231 |

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

### (2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing to order on an OEM basis, the amount in financial terms is minimal.

### (3) Sales

(Millions of yen)

| Segment | First Half of Fiscal 2004 (April 1– September 30, 2003) | First Half of Fiscal 2003 (April 1– September 30, 2002) | Change (%) | Fiscal 2003 (April 1, 2001– March 31, 2003) |
|---|---|---|---|---|
| Cosmetics | 241,612 | 240,423 | +0.5 | 481,867 |
| Toiletries | 34,282 | 35,278 | –2.8 | 69,216 |
| Others | 33,435 | 34,571 | –3.3 | 70,165 |
| Total | 309,331 | 310,273 | –0.3 | 621,250 |

Note: Above figures are exclusive of consumption tax.